# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XYLO TECHNOLOGIES LTD, CIK 0001618500
CUSIP: 58471G508
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 10 HANECHOSHET STREET, TEL AVIV, Israel (L3), 6971072
Date of event which requires filing of this statement: 02/10/2025
Filed by CIK 0001749628
Persons authorized to receive notices and communications: L.I.A. Pure Capital Ltd., 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916, 972-3-7175777

## Reporting persons
- L.I.A. Pure Capital Ltd. (CIK 0001749628): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 2,900,000; shared voting power 0; sole dispositive power 2,900,000; shared dispositive power 0; aggregate amount beneficially owned 2,900,000 (8.87% of the class)
  Comment: (1) Includes 2,900,000 ordinary shares underlying 72,500 ADSs held by L.I.A Pure Capital Ltd., and excluding pre-funded warrants to purchase 18,190,080 ordinary shares underlying 454,752 ADSs by L.I.A. Pure Capital (the "Pre-Funded Warrants"). For purposes of the table above, ordinary shares issuable pursuant to the Pre-Funded Warrants that are currently exercisable or exercisable within 60 days as of the date of this statement, if any, are not deemed to be outstanding and/or beneficially owned by L.I.A. Pure Capital for the purposes of computing the percentage ownership of L.I.A. Pure Capital. The exercise of any portion of the Pre-Funded Warrants by L.I.A. Pure Capital is subject to the terms of the Pre-Funded Warrants, including a Beneficial Ownership Limitation (as defined in the Form of Pre-Funded Warrant, which is attached as Exhibit 4.1 to the Form 6-K furnished by the Issuer to the Securities and Exchange Commission on November 15, 2024). Under the Beneficial Ownership Limitation, L.I.A. Pure Capital may not exercise any portion of the Pre-Funded Warrants to the extent that it would beneficially own more than 4.99% of the Issuer's issued and outstanding share capital immediately after such exercise.
  
  (2) Based on 32,689,784 ordinary shares outstanding as of February 18, 2025 (based on information received from the Issuer).
- Kfir Silberman (CIK 0001626639): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: affiliate funds (AF); sole voting power 2,900,000; shared voting power 0; sole dispositive power 2,900,000; shared dispositive power 0; aggregate amount beneficially owned 2,900,000 (8.87% of the class)
  Comment: (1) Includes 2,900,000 ordinary shares underlying 72,500 ADSs held by L.I.A Pure Capital Ltd, and excluding pre-funded warrants to purchase 18,190,080 ordinary shares underlying 454,752 ADSs by L.I.A. Pure Capital (the "Pre-Funded Warrants"). For purposes of the table above, ordinary shares issuable pursuant to the Pre-Funded Warrants that are currently exercisable or exercisable within 60 days as of the date of this statement, if any, are not deemed to be outstanding and/or beneficially owned by L.I.A. Pure Capital for the purposes of computing the percentage ownership of L.I.A. Pure Capital. The exercise of any portion of the Pre-Funded Warrants by L.I.A. Pure Capital is subject to the terms of the Pre-Funded Warrants, including a Beneficial Ownership Limitation (as defined in the Form of Pre-Funded Warrant, which is attached as Exhibit 4.1 to the Form 6-K furnished by the Issuer to the Securities and Exchange Commission on November 15, 2024). Under the Beneficial Ownership Limitation, L.I.A. Pure Capital may not exercise any portion of the Pre-Funded Warrants to the extent that it would beneficially own more than 4.99% of the Issuer's issued and outstanding share capital immediately after such exercise.
  
  (2) Based on 32,689,784 ordinary shares outstanding as of February 18, 2025 (based on information received from the Issuer).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: XYLO TECHNOLOGIES LTD
Address of issuer's principal executive offices: 10 HANECHOSHET STREET, TEL AVIV, Israel (L3), 6971072
Comment: The undersigned, L.I.A Pure Capital Ltd., a private company organized under the laws of the State of Israel, company no. 514408715 ("Pure Capital"), and Kfir Silberman, an Israeli citizen and Pure Capital's chief executive officer, sole director, and sole shareholder, (collectively, the "Reporting Persons"), hereby file this Schedule 13D (the "Schedule 13D" or "Schedule"), with respect to the ordinary shares, no par value ("Ordinary Share"), underlying American Depositary Shares ("ADSs") of Xylo Technologies Ltd., a company organized under the laws of Israel, with registered offices located at 10 Hanechoshet, 4th Floor, Tel-Aviv 6971072, Israel (the "Issuer"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This statement is filed by Pure Capital and Kfir Silberman.
Residence or business address: 20 Raul Wallenberg St., Tel Aviv, Israel 6971916 (for both Kfir Silberman and Pure Capital).
Present principal occupation or employment: The present principal business of Pure Capital, and of Kfir Silberman as Pure Capital's CEO, sole director, and sole shareholder, is investing in companies.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Kfir Silberman is an Israeli citizen, ID number 37202710. Pure Capital is incorporated under the laws of the State of Israel as a private company, company number 514408715.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The ADSs reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $304,500, utilizing the funds of Pure Capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pure Capital purchased the ADSs because it determined that such securities represent an attractive investment opportunity. The Reporting Persons intend to monitor the Issuer's business, operating results and financial position and depending on market conditions and its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer.

In addition, subject to applicable law, the Reporting Persons specifically reserves the right to discuss with other shareholders and the Issuer matters that may be of common concern. No agreements, arrangements or understandings exist between the Reporting Person and third parties with respect to the foregoing.

On November 15, 2024, the Issuer entered into a definitive warrants purchase agreement with Pure Capital, pursuant to which the Issuer issued and sold to Pure Capital, in a registered direct offering, as detailed in a prospectus supplement dated the same date, pre-funded warrants (the "Pre-Funded Warrants"), to purchase 18,190,080 ordinary shares underlying 454,752 ADSs of the Issuer. The Pre-Funded Warrants were sold at a purchase price of $2.20 minus $0.001 per Pre-Funded Warrant, have an exercise price of $0.001, and may be exercised at any time until exercised in full. However, Pure Capital may not exercise any portion of the Pre-Funded Warrants to the extent that it would own more than 4.99% of the Issuer's issued and outstanding share capital immediately after such exercise.

On December 24, 2024, Pure Capital filed a request with the District Court of Tel Aviv (Economic Division) (the "Court") seeking an order to convene a special meeting of the Issuer's shareholders to consider and vote on a proposed acquisition of 95.24% of the Issuer's securities (which, if approved, would enable the Reporting Persons to beneficially own 100% of the Issuer's securities) and related arrangements (the "Acquisition"). The terms of the Acquisition are more fully described in the Form 6-K furnished by the Issuer to the Securities and Exchange Commission on December 30, 2024. The Acquisition is subject to the approval of the Issuer's shareholders (in accordance with the applicable provisions of the Israeli Companies Law, 5759-1999) and the Court. As of the date of this filing, no order to convene a special meeting of the Issuer's shareholders has been issued by the Court. Subject to the consummation of the Acquisition, Pure Capital intends to (1) change the Issuer's board and senior management composition, (2) optimize the Issuer's assets, operations and capital allocation strategies, (3) pursue opportunities to improve performance by addressing core operating deficiencies, and (4) initiate a review of strategic alternatives. However, there can be no assurance that the Court will grant the requested relief or that the Acquisition will be completed as contemplated. Pure Capital reserves the right to modify its plans with respect to the Acquisition or the Issuer at any time based on legal, regulatory, market, or other considerations.

Except as described in this Item 4, as of the date of this statement the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this filing, the Reporting Persons may be deemed the beneficial owners of the ordinary shares underlying the ADSs described above. Based on information received from the Issuer on February 18, 2025, such ordinary shares constitute approximately 8.87% of the issued and outstanding ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing, the Reporting Persons may be deemed the beneficial owners of the ordinary shares underlying the ADSs described above. Based on information received from the Issuer on February 18, 2025, such ordinary shares constitute approximately 8.87% of the issued and outstanding ordinary shares of the Issuer.
Transactions in the class effected during the past sixty days:
During the past 60 days, the Reporting Persons effected no transactions in the Issuer's securities other than those set forth in the following table:

Trade Date ADSs Purchased Price Per ADS
January 13, 2025 229 4.00
January 14, 2025 7,000 4.41
January 14, 2025 1,500 4.5938
January 14, 2025 2,200 4.72
January 14, 2025 1,500 4.6021
January 21, 2025 1,000 4.50
January 21, 2025 500 4.60
January 21, 2025 500 4.49
January 21, 2025 500 4.65
January 21, 2025 1,562 4.66828
January 22, 2025 1,000 4.37
January 22, 2025 500 4.35
January 22, 2025 1,000 4.372
January 22, 2025 1,000 4.3798
January 22, 2025 1,000 4.378
January 22, 2025 1,000 4.467
February 4, 2025 1,100 4.80
February 4, 2025 1,100 4.80
February 4, 2025 500 4.848224
February 4, 2025 500 4.8642
February 4, 2025 320 4.80
February 6, 2025 1,200 4.8867
February 6, 2025 1,200 4.8772
February 10, 2025 32 4.75
February 10, 2025 709 4.94
February 10, 2025 800 4.98
February 10, 2025 1,000 4.90
February 12, 2025 1,000 4.92
February 12, 2025 1,000 4.92

Trade Date ADSs Sold Price Per ADS
February 13, 2025 2,034 4.44
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than described in this Amended Schedule 13D, to the knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
4.1 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's report on Form 6-K furnished to the Securities and Exchange Commission on November 15, 2024).

4.2 Form of Warrant Purchase Agreement by and between Xylo Technologies Ltd. and L.I.A. Pure Capital Ltd., dated November 15, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's report on Form 6-K furnished to the Securities and Exchange Commission on November 15, 2024).

7.1 Joint Filing Agreement by and between L.I.A. Pure Capital Ltd. and Kfir Silberman, dated February 18, 2024.

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman (02/18/2025)
- Kfir Silberman: /s/ Kfir Silberman, Kfir Silberman (02/18/2025)